UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _1_)

Boston Omaha Corporation

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)

1411 Harney Street, Suite 200

Omaha, Nebraska 68102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

1.	NAMES OF REPORTING PERSONS Magnolia Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 7,935,719
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,935,719

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,935,719
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 1 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magnolia BOC I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 968,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 968,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magnolia BOC II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 682,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 682,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.86%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS The Magnolia Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF OKLAHOMA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,585,719
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,585,719

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,585,719
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 101044105	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Adam K. Peterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,585,719
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,585,719

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,585,719
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 101044105	13D	Page 5 of 11 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “Common Stock”) of Boston Omaha Corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 292 Newbury Street, Suite 333, Boston, Massachusetts 02115.

Item 2.  Identity and Background.

(a)-(c)	This Schedule 13D is being jointly filed by Magnolia Capital Fund, LP (“MCF”), Magnolia BOC II, LP (“BOC I”), Magnolia BOC II, LP (“BOC II”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, no par value per share of the Issuer (the “Common Stock”) owned directly by MCF.

TMG is the general partner of MCF, BOC I, and BOC II. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF, BOC I, and BOC II and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

The principal business address of each of the Reporting Persons is 1411 Harney Street, Suite 200

Omaha, Nebraska 68102.

(d)	During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MCF, BOC I, and BOC II are Delaware limited partnerships. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

Consideration for the Common Stock beneficially owned by the MCF, as described in this Schedule 13D, came from the working capital of the MCF. The Common Stock was purchased by TMG for the benefit of MCF through initial private offerings and the Issuer's initial public offering at an aggregated price of $88,303,921.99.

Consideration for the Common Stock beneficially owned by BOC I, as described in this Schedule 13D, came from the working capital of BOC I. Consideration for the Common Stock beneficially owned by BOC II came from the working capital of BOC II. The Common Stock was purchased by TMG for the benefit of BOC I and BOC II at aggregated prices of $22,554,400, and $15,890,600, respectively.

CUSIP No. 101044105	13D	Page 6 of 11 Pages

Item 4.  Purpose of Transaction.

TMG purchased certain of the Common Stock for the benefit of MCF in the Issuer’s initial private offerings and purchased an additional 3,461,538 shares of the Common Stock through the Issuer’s initial public offering. TMG purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.

Pursuant to that certain Class A Common Stock Purchase Agreement, dated February 22, 2018, by and among the Issuer, BOC I, BOC II, and Boulderado BOC, LP (the “Purchase Agreement”), a copy of which was included in the Issuer’s 8-K filed February 26, 2018, BOC I agreed to purchase 1,888,412 shares of the Common Stock and BOC II agreed to purchase 1,330,472 shares of the Common Stock, all at a purchase price of $23.30 per share. The purchase and sale of the Common Stock pursuant to the Purchase Agreement was structured in two separate closings. At the first closing BOC I will purchase 968,000 shares of the Common Stock and BOC II will purchase 682,000 shares of the Common Stock. At the second closing, BOC I will purchase 920,412 additional shares of the Common Stock and BOC II will purchase 648,472 additional shares of the Common Stock. The second closing is contingent upon certain closing conditions set forth in the Purchase Agreement, including the expiration or termination of the waiting period under the HSR Act, as may be applicable, listing approval from NASDAQ, and the approval by the holders of the Issuer’s Common Stock of an amendment to the Company’s certificate of incorporation in order to increase the authorized shares of Common Stock to account for the shares to be sold in the second closing. This Schedule 13D amendment is being filed to report the first closing under the Purchase Agreement.

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. Given the Reporting Persons’ ownership percentage of, and Mr. Peterson’s role with, the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of controlling the Issuer.

Although Reporting Person has no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, other than in accordance with the Purchase Agreement, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Adam K. Peterson is co-Chief Executive Officer and co-Chairman of the Board of the Issuer. As a result, the Reporting Persons will, in the ordinary course, engage in communications with one more shareholders of the Issuer, one or more officers of the Issuer, other members of the board of directors of the Issuer, and other representatives of the Issuer regarding the Issuer.

Except, with respect to the Purchase Agreement, and to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 101044105	13D	Page 7 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	Currently, the Reporting persons beneficially own 9,005,161 shares of Class A common stock., 527,780 shares of Class B common stock, and 52,778 Class B warrants. The Class B warrants include 1,262 Class B warrants at a strike price of $8.00 and 51,516 Class B warrants at a strike price of $10.00.

The Class B warrants are convertible at any time and at the holder’s election into shares of the Issuer’s Class B common stock. The Class B common stock is convertible at any time, at the holder’s election and for no additional consideration, into shares of Class A common stock on a one-on-one basis. The conversion right has no expiration date.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 9,585,719 shares of Common Stock held for the accounts of the MCF, BOC I, and BOC II.

TMG may be deemed the beneficial owner of 9,585,719 shares of Common Stock held for the accounts of the MCF, BOC I, and BOC II.

MCF may be deemed the beneficial owner of 7,935,719 shares of Common Stock that it holds.

BOC I may be deemed the beneficial owner of 968,000 shares of Common Stock that it holds. BOC I does not report beneficial ownership of the shares of Common Stock to be purchased by it pursuant to the second closing under the Purchase Agreement, until such time as the material third party contingencies to such purchase have lapsed or been satisfied.

BOC II may be deemed the beneficial owner of 682,000 shares of Common Stock that it holds. BOC II does not report beneficial ownership of the shares of Common Stock to be purchased by it pursuant to the second closing under the Purchase Agreement, until such time as the material third party contingencies to such purchase have lapsed or been satisfied.

The Issuer’s 8-K, filed on February 26, 2018, listed 16,607,157 shares of the Issuer’s Class A common stock outstanding, and 1,055,560 shares of Class B common stock outstanding. The shares beneficially owned, in total, represent approximately 54.3% of the Shares issued and outstanding.

(b)	The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c)	In the past 60 days, the following transactions were effected by TMG on behalf of BOC I and BOC II:

TMG acquired 968,000 and 682,000 shares of the Issuer’s Common Stock on behalf of BOC I and BOC II pursuant to the Purchase Agreement. The issuance of shares of Common Stock at the first closing under the Purchase Agreement was approved by NASDAQ on March 1, 2018. The shares were acquired at a price of $23.30 for a net purchase price of $38,445,000. The transaction was effected through the Reporting Persons’ account.

CUSIP No. 101044105	13D	Page 8 of 11 Pages

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	This item is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the shares held for MCF are held pursuant to a limited partnership agreement entered into between MCF and TMG. The powers of disposition and voting of the shares held for BOC I and BOC II are held pursuant to investment agreements entered into individually by the respective entities and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit A – Joint Filing Agreement

CUSIP No. 101044105	13D	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP
By:	The Magnolia Group, LLC, General Partner
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	March 5, 2018

Magnolia BOC I, LP
By:	The Magnolia Group, LLC, General Partner
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	March 5, 2018

Magnolia BOC II, LP
By:	The Magnolia Group, LLC, General Partner
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	March 5, 2018

The Magnolia Group, LLC
By:	The Magnolia Group, LLC
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	March 5, 2018

Adam K. Peterson
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Date:	March 5, 2018

CUSIP No. 101044105	13D	Page 10 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange act of 1934, the undersigned agree, as of March 5, 2018, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Boston Omaha Corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated:	March 5, 2018

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

Magnolia BOC I, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

Magnolia BOC II, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson

CUSIP No. 101044105	13D	Page 11 of 11 Pages